EXHIBIT (a)(1)(vii)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Class A Shares (as defined below). The Offer (as defined below) is made only by the Offer to Purchase, dated September 12, 2007, and the related Letter of Transmittal, and any amendments or supplements thereto, and is being made to all holders of Class A Shares. The Offer will not be made to (and tenders will not be accepted from or on behalf of) holders of Class A Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction.

Notice of Offer to Purchase for Cash
All Outstanding Shares of Class A Common Stock
of

U.S. Xpress Enterprises, Inc.
at
$20.10 Net Per Share
by
New Mountain Lake Acquisition Company

New Mountain Lake Acquisition Company, a Nevada corporation (“Purchaser”) and a wholly owned subsidiary of New Mountain Lake Holdings, LLC, a Nevada limited liability company (“Holding Company”), is offering to purchase for cash all outstanding shares of Class A Common Stock, par value $0.01 per share (“Class A Shares”), of U.S. Xpress Enterprises, Inc., a Nevada corporation (“U.S. Xpress”), other than Class A Shares already owned by Purchaser, Holding Company, and the Continuing Investors (as defined below), at a price of $20.10 per Class A Share, net to the seller in cash (the “Offer Price”), without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Holding Company is owned by Patrick E. Quinn, Max L. Fuller, Quinn Family Partners, and the Max Fuller Family Limited Partnership (collectively, the “Continuing Investors”). Mr. Quinn and Mr. Fuller serve as the President and Chief Executive Officer, respectively, of U.S. Xpress and are Co-Chairmen of the U.S. Xpress board of directors. The Continuing Investors currently own approximately 26.9% of the outstanding Class A Shares and 100.0% of the outstanding shares of Class B Common Stock, par value $0.01 per share (“Class B Shares”), of U.S. Xpress. The Class A Shares have one vote per share and the Class B Shares have two votes per share, and all such shares vote together as a single class on most matters. As a result of their stock ownership, the Continuing Investors collectively hold approximately 50.8% of the voting power of all outstanding shares of common stock of U.S. Xpress.

Stockholders of record who tender Class A Shares directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, stock transfer taxes on the purchase of Class A Shares by Purchaser pursuant to the Offer. Stockholders who hold their Class A Shares through a bank or broker should check with such institution as to whether the institution will charge any service fees. However, if you fail to complete and sign the Substitute Form W-9 that is included in the Letter of Transmittal, you may be subject to a required backup federal income tax withholding of twenty-eight percent (28%) of the gross proceeds payable in the offer. Purchaser will pay all fees and expenses of Stifel, Nicolaus & Company, Incorporated (“Stifel Nicolaus”), which is acting as the dealer manager for the Offer, LaSalle Bank National Association, which is acting as the depositary for the Offer (in such capacity, the “Depositary”) and MacKenzie Partners, Inc., which is acting as information agent for the Offer (in such capacity, the “Information Agent”) incurred in connection with the Offer and in accordance with the terms of the agreements entered into by and between Purchaser and each such person. See “The Tender Offer — Section 14. Fees and Expenses” of the Offer to Purchase.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 11, 2007, UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn a number of Class A Shares that, excluding the Class A Shares beneficially owned by Purchaser, Holding Company, the Continuing Investors, and the directors and executive officers of U.S. Xpress, will constitute at least a majority of the remaining outstanding Class A Shares as of the date the Class A Shares are accepted for payment pursuant to the Offer (the “Majority of Unaffiliated Shares Condition”); (ii) there being validly tendered and not withdrawn a number of Class A Shares that, when aggregated with the Class A Shares and Class B Shares to be contributed by the Continuing Investors to Purchaser, will represent ninety percent (90%) of the issued and outstanding Class A Shares and Class B Shares combined, on a fully diluted basis, as of the date the Class A Shares are accepted for payment pursuant to the Offer (the “90% Condition”); (iii) Purchaser’s receipt of proceeds under its financing commitment from SunTrust Bank and SunTrust Robinson Humphrey, Inc. (the “Funding Condition”); (iv) the taking of all necessary action by the U.S. Xpress board of directors to render inapplicable all relevant anti-takeover statutes, including Section 78.378, et seq. of the Nevada Revised Statutes, and the continuing effectiveness of such action (the “Anti-Takeover Condition”); and (v) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the regulations thereunder (the “Antitrust Condition”). The Offer also is conditioned upon certain other conditions described in “The Tender Offer — Section 11. Conditions to the Offer”. Any of the conditions to the Offer, other than the Majority of Unaffiliated Shares Condition and the Antitrust Condition, may be waived by Purchaser. Purchaser, however, will not waive the 90% Condition without the prior consent of the special committee of U.S. Xpress’s board of directors. The Majority of Unaffiliated Shares Condition and the Antitrust Condition are not waivable.

The purpose of the Offer is for Purchaser to acquire for cash as many Class A Shares as are necessary for Purchaser to own at least ninety percent (90%) of the issued and outstanding Class A Shares and Class B Shares combined, as a first step in acquiring all of the equity interests in U.S. Xpress not owned by Purchaser, Holding Company, or the Continuing Investors. If all of the conditions to the Offer are satisfied or waived, where applicable, the Continuing Investors will transfer all of the Class A Shares and Class B Shares held by them to Purchaser and, upon consummation of the Offer, will cause Purchaser to merge with U.S. Xpress through a short-form merger (the “Merger”), without a vote of the stockholders of U.S. Xpress, in accordance with the applicable provisions of Chapter 92A of the Nevada Revised Statutes, unless it is not lawful to do so. Upon contribution of Class B Shares by the Continuing Investors to Purchaser, such Class B Shares will be converted on a one-for-one basis into Class A Shares. Pursuant to the Merger, each issued and outstanding Class A Share (other than Class A Shares held by Purchaser and Class A Shares held by stockholders who have properly exercised appraisal rights under Nevada law) will be converted into and represent the right to receive the Offer Price.

Purchaser, Holding Company, and the Continuing Investors estimate that the total amount of funds required to purchase all of the outstanding Class A Shares (other than those already owned directly or indirectly by Purchaser, Holding Company, and the Continuing Investors) pursuant to the Offer and to pay related fees and expenses will be approximately $197.2 million. Purchaser has received the Financing Commitment, pursuant to which SunTrust (a) has committed to provide Purchaser with a $50.0 million revolving credit facility (the “Revolver”) and a $185.0 million tranche B term loan (the “Term Loan B” and, together with the Revolver, the “Bank Credit Facilities”), (b) has committed to provide Purchaser with a $142.8 million liquidity facility (the “Liquidity Facility” and, together with the Bank Credit Facilities, the “Senior Credit Facilities”) in support of an accounts receivable securitization commitment by Three Pillars Funding LLC (“Three Pillars”) to Xpress Receivables, LLC, an indirect wholly owned subsidiary of U.S. Xpress (“Xpress Receivables”), and (c) has committed to arrange an amendment and restatement of the Three Pillars accounts receivable securitization commitment to Xpress Receivables (the “Securitization Line”) after closing of the Merger. SunTrust’s commitment to provide the Term Loan B will be reduced dollar-for-dollar by the amount of any net proceeds from certain permitted real estate financing occurring after the date of the Financing Commitment and prior to the closing of the Bank Credit Facilities. The proceeds of the Term Loan B will be used to finance the Offer and the Merger and to fund transaction costs. The balance of funds needed to finance the Offer and the Merger and to pay transaction costs will be provided by U.S. Xpress’s cash on hand, including proceeds of real estate financings received prior to consummation of the Offer and the Merger. The Revolver, the Liquidity Facility, and the Securitization Line will be used after the Offer and the Merger to fund working capital, to provide letters of credit, and for other general corporate purposes. Upon receipt of the funds committed under the Financing Commitment and after the consummation of the Offer, Purchaser, Holding Company, and the Continuing Investors are of the opinion that (i) U.S. Xpress will be able to pay its debts and liabilities and other commitments in the ordinary course of business, and (ii) the fair value of U.S. Xpress’s assets, taken as a whole, will be greater than the total amount of its liabilities, including contingent liabilities. The Offer is conditioned upon receipt by Purchaser of the funds committed under the Financing Commitment. For additional information on the financing for the Offer and the Merger, see “The Tender Offer — Section 9. Source and Amount of Funds” of the Offer to Purchase.

THE OFFER IS BEING MADE WITHOUT THE PRIOR APPROVAL OF THE U.S. XPRESS BOARD OF DIRECTORS.

Upon the terms and subject to the conditions set forth in the Offer (including the terms and conditions set forth in “The Tender Offer — Section 11. Conditions to the Offer” of the Offer to Purchase, and if the Offer is extended or amended, the terms and conditions of such extension or amendment (the “Offer Conditions”)), Purchaser will accept for payment, and pay for shares validly tendered on or prior to the Expiration Date (as defined herein) and not withdrawn as permitted by “The Tender Offer — Section 4. Rights of Withdrawal” of the Offer to Purchase. The term “Expiration Date” means 5:00 p.m., New York City time, on October 11, 2007, unless and until Purchaser shall have extended the period for which the Offer is open, in which event the term “Expiration Date” shall mean the latest time and date on which the Offer, as so extended by Purchaser, shall expire. The period until 5:00 p.m., New York City time, on October 11, 2007, as such period may be extended, is referred to as the “Offering Period.”

Following the satisfaction or waiver, where applicable, of all conditions to the Offer and the acceptance of and payment for all of the Class A Shares tendered during the Offering Period, Purchaser may elect to provide a subsequent offering period of at least three (3) to twenty (20) business days (the “Subsequent Offering Period”), during which time stockholders whose Class A Shares have not been accepted for payment may tender, but not withdraw, their Class A Shares and receive the Offer consideration. For more information concerning a Subsequent Offering Period, see “The Tender Offer — Section 1. Terms of the Offer” and “The Tender Offer — Section 4. Rights of Withdrawal” of the Offer to Purchase. Subject to applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), Purchaser expressly reserves the right to delay acceptance for payment of or payment for Class A Shares in order to comply, in whole or in part, with any applicable law. See “The Tender Offer — Section 11. Conditions to the Offer” of the Offer to Purchase. In all cases, payment for Class A Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of the following: (i) certificates evidencing such Class A Shares (or a confirmation of a book-entry transfer of such Class A Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”)); (ii) a properly completed and duly executed Letter of Transmittal (or facsimile thereof), with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined in the “The Tender Offer — Section 3. Procedures for Tendering Class A Shares” of the Offer to Purchase) in lieu of the Letter of Transmittal; and (iii) any other required documents.

If Purchaser elects to provide a Subsequent Offering Period, it expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Subsequent Offering Period (not beyond a total of twenty (20) business days) by giving oral or written notice of such extension to the Depositary. During a Subsequent Offering Period, tendering stockholders will not have withdrawal rights. See “The Tender Offer — Section 4. Rights of Withdrawal” of the Offer to Purchase. If Purchaser accepts any Class A Shares for payment pursuant to the terms of the Offer, it will accept for payment all Class A Shares validly tendered during the Offering Period and not withdrawn, and, on the terms and subject to the conditions of the Offer, including but not limited to the Offer Conditions, it will promptly pay for all Class A Shares so accepted for payment and will immediately accept for payment and promptly pay for all Class A Shares as they are tendered in any Subsequent Offering Period. Purchaser confirms that its reservation of the right to delay payment for Class A Shares that it has accepted for payment is limited by Rule 14e-1(c) under the Securities Exchange Act, which requires that a tender offeror pay the consideration offered or return the tendered securities promptly after the termination or withdrawal of a tender offer.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment Class A Shares validly tendered and not withdrawn as, if, and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Class A Shares pursuant to the Offer. Payment for Class A Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. UNDER NO CIRCUMSTANCES WILL INTEREST ON THE PURCHASE PRICE FOR TENDERED SHARES BE PAID, REGARDLESS OF ANY DELAY IN MAKING SUCH PAYMENT.

Subject to the applicable rules and regulations of the SEC, Purchaser expressly reserves the right, in its sole discretion, at any time or from time to time, to extend the Offering Period by giving oral or written notice of such extension to the Depositary. During any such extension of the Offering Period, all Class A Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the right of a tendering stockholder to withdraw such stockholder’s Class A Shares. See “The Tender Offer — Section 4. Rights of Withdrawal” of the Offer to Purchase. Subject to the applicable regulations of the SEC, Purchaser also expressly reserves the right, in its sole discretion, at any time or from time to time, (i) to delay acceptance for payment of or (regardless of whether such Class A Shares were theretofore accepted for payment) payment for, any tendered Class A Shares, or to terminate or amend the Offer as to any Class A Shares not then paid for, on the occurrence of any of the conditions specified in “The Tender Offer — Section 11. Conditions of the Offer” of the Offer to Purchase and (ii) to waive any condition and to set forth or change any other term and condition of the Offer, except as otherwise specified in “The Tender Offer — Section 11. Conditions to the Offer” of the Offer to Purchase; in each case, by giving oral or written notice of such delay, termination, or amendment to the Depositary and by making a public announcement thereof.

Tenders of Class A Shares made pursuant to the Offer are irrevocable except that Class A Shares tendered pursuant to the Offer may be withdrawn at any time prior to the termination of the Offering Period and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after November 11, 2007. There will be no withdrawal rights during any Subsequent Offering Period for Class A Shares tendered during the Subsequent Offering Period.

For a withdrawal to be effective, a written, telegraphic, telex, or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Class A Shares to be withdrawn, the number or amount of Class A Shares to be withdrawn, and the names in which the certificate(s) evidencing the Class A Shares to be withdrawn are registered, if different from that of the person who tendered such Class A Shares. The signature(s) on the notice of withdrawal must be guaranteed by a financial institution (including most commercial banks, savings and loan associations, and brokerage houses) that is a participant in the Security Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Guarantee Program, or the Stock Exchange Medallion Program or by any other “Eligible Guarantor Institution”, as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution”), unless such Class A Shares have been tendered for the account of any Eligible Institution. If Class A Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in “The Tender Offer — Section 3. Procedures for Tendering Class A Shares” of the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Class A Shares. If certificates for Class A Shares to be withdrawn have been delivered or otherwise identified to the Depositary, the name of the registered holder and the serial numbers of the particular certificates evidencing the Class A Shares to be withdrawn must also be furnished to the Depositary as aforesaid prior to the physical release of such certificates. All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination shall be final and binding. None of Purchaser, Holding Company, the Continuing Investors, the Dealer Manager, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tenders of Class A Shares may not be rescinded, and any Class A Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Class A Shares may be retendered by following one of the procedures described in “The Tender Offer — Section 3. Procedure for Tendering Class A Shares” of the Offer to Purchase, at any time prior to the Expiration Date or during a Subsequent Offering Period if one is provided.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Class A Shares, or is unable to accept for payment Class A Shares pursuant to the Offer, for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Class A Shares, and such Class A Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as set forth in “The Tender Offer — Section 4. Rights of Withdrawal” of the Offer to Purchase.

The Class A Shares currently are “margin securities” under the regulations of the Board of Governors of the Federal Reserve System, which has the effect, among other things, of allowing brokers to extend credit using such Class A Shares as collateral. Following the Offer, depending on whether U.S. Xpress can remain listed on NASDAQ (which in turn depends, in part, on the number of Class A Shares outstanding not held by Purchaser and the total number of stockholders other than Purchaser, Holding Company, and the Continuing Investors), the Class A Shares may no longer constitute “margin securities” for the purposes of margin regulations, in which event the Class A Shares would be ineligible for use as collateral for margin loans made by brokers.

Sales of Class A Shares pursuant to the Offer and the exchange of Class A Shares for cash pursuant to the Merger will be taxable transactions for federal income tax purposes and may also be taxable under applicable state, local, and other tax laws. For federal income tax purposes, a stockholder who is a United States person whose Class A Shares are purchased pursuant to the Offer or who receives cash as a result of the Merger will realize gain or loss equal to the difference between the adjusted basis of the Class A Shares sold or exchanged and the amount of cash received therefor. This gain or loss will be capital gain or loss if the Class A Shares are held as capital assets by the stockholder. Long-term capital gain of a non-corporate stockholder is generally subject to a maximum tax rate of fifteen percent (15%) in respect of property held for more than one year. The income tax discussion set forth above is included for general information only and may not be applicable to stockholders in special situations, such as stockholders who received their Class A Shares upon the exercise of employee stock options or otherwise as compensation and stockholders who are not United

States persons. Stockholders should consult their own tax advisors with respect to the specific tax consequences to them of the Offer and the Merger, including the application and effect of federal, state, local, foreign, or other tax laws.

Stockholders who tender and sell their Class A Shares in the Offer may, if the Offer is completed, receive cash for those Class A Shares sooner than stockholders who wait for the Merger. However, the stockholders who tender their Class A Shares will not be entitled to a judicial appraisal of the fair value of their Class A Shares under the applicable provisions of the Nevada Revised Statutes. If the Offer is completed, any stockholders who do not tender their Class A Shares may exercise such appraisal rights in accordance with Section 92A.380 of the Nevada Revised Statutes following notice of the Merger. See “Special Factors — Section 7. Appraisal Rights” and Schedule C of the Offer to Purchase for more information on appraisal rights.

The information required to be disclosed by Rule 14d-6(d)(1) and Rule 13e-3(e)(1) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

A request has been made to U.S. Xpress for the use of U.S. Xpress’s stockholder list and security position listings for the purpose of disseminating the Offer to stockholders. Upon compliance by U.S. Xpress with such request and Rule 14d-5 pertaining to such request, the Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Class A Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Class A Shares.

THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below and on the back cover of the Offer to Purchase. Requests for additional copies of the Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery, and other tender offer materials may be directed to the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company, or other nominee. Purchaser will not pay any fees or commissions to any broker, dealer, or other person for soliciting tenders of Class A Shares pursuant to the Offer (other than the Dealer Manager, the Depositary, and the Information Agent as described in the Offer to Purchase).

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
(212) 929-5500 (call collect)
(800) 322-2885 (toll-free)
Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

Stifel, Nicolaus & Company, Incorporated.
100 Light Street
Baltimore, MD 21202
(410) 454-5381 (direct dial)
(800) 424-8870 (toll-free)
(410) 454-4126 (facsimile)

September 12, 2007